UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,917
	8	SHARED VOTING POWER 16,457,692
	9	SOLE DISPOSITIVE POWER 117,917
	10	SHARED DISPOSITIVE POWER 16,457,692
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,457,692
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,339,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,339,775
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,339,775
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 7 Pages

This Amendment No. 7 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 and 3.5% Convertible Senior Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 97,171,223 shares outstanding as reported on the company’s SEC Form 10Q filed on November 6, 2008.

Such percentage figures are calculated on the basis that the Convertible Senior and Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior and Subordinated Convertible Notes and Stock Options are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments I, L.P.	144,314	0.1%
Baker Bros. Investments II, L.P.	174,248	0.1%
667, L.P.	4,574,662	4.6%
Baker Brothers Life Sciences, L.P.	10,963,831	10.8%
14159, L.P.	267,770	0.3%
Baker/ Tisch Investments, L.P.	181,540	0.1%
FBB Associates	33,410	0.0%
Julian Baker	117,917	0.1%

Total	16,457,692	16.1%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock and Convertible Notes were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in securities of the issuer during this period.

Page 4 of 7 Pages

Name	Date	Number of
		Shares	Transaction	Price / Share

Baker / Tisch Investments, L.P.	12/17/2008	62	Purchase	3.15000
Baker Bros. Investments II, L.P.	12/17/2008	13	Purchase	3.15000
667, L.P.	12/17/2008	2,903	Purchase	3.15000
Baker Brothers Life Sciences, L.P.	12/17/2008	9,259	Purchase	3.15000
14159, L.P.	12/17/2008	254	Purchase	3.15000
Baker / Tisch Investments, L.P.	12/17/2008	543	Purchase	3.3342
Baker Bros. Investments II, L.P.	12/17/2008	112	Purchase	3.3342
667, L.P.	12/17/2008	25,153	Purchase	3.3342
Baker Brothers Life Sciences, L.P.	12/17/2008	80,201	Purchase	3.3342
14159, L.P.	12/17/2008	2,191	Purchase	3.3342
Baker / Tisch Investments, L.P.	12/17/2008	896	Purchase	3.3318
Baker Bros. Investments II, L.P.	12/17/2008	184	Purchase	3.3318
667, L.P.	12/17/2008	41,510	Purchase	3.3318
Baker Brothers Life Sciences, L.P.	12/17/2008	132,354	Purchase	3.3318
14159, L.P.	12/17/2008	3,616	Purchase	3.3318
Baker / Tisch Investments, L.P.	12/18/2008	93	Purchase	3.5966
Baker Bros. Investments II, L.P.	12/18/2008	8	Purchase	3.5966
667, L.P.	12/18/2008	3,904	Purchase	3.5966
Baker Brothers Life Sciences, L.P.	12/18/2008	13,055	Purchase	3.5966
14159, L.P.	12/18/2008	355	Purchase	3.5966
Baker / Tisch Investments, L.P.	12/18/2008	1,535	Purchase	3.5633
Baker Bros. Investments II, L.P.	12/18/2008	125	Purchase	3.5633
667, L.P.	12/18/2008	64,559	Purchase	3.5633
Baker Brothers Life Sciences, L.P.	12/18/2008	215,917	Purchase	3.5633
14159, L.P.	12/18/2008	5,897	Purchase	3.5633
Baker / Tisch Investments, L.P.	12/19/2008	290	Purchase	3.6175
Baker Bros. Investments II, L.P.	12/19/2008	60	Purchase	3.6175
667, L.P.	12/19/2008	13,433	Purchase	3.6175
Baker Brothers Life Sciences, L.P.	12/19/2008	42,834	Purchase	3.6175
14159, L.P.	12/19/2008	1,170	Purchase	3.6175
Baker / Tisch Investments, L.P.	12/19/2008	1,637	Purchase	3.5954
Baker Bros. Investments II, L.P.	12/19/2008	337	Purchase	3.5954
667, L.P.	12/19/2008	75,808	Purchase	3.5954
Baker Brothers Life Sciences, L.P.	12/19/2008	241,712	Purchase	3.5954
14159, L.P.	12/19/2008	6,602	Purchase	3.5954
667, L.P.	12/22/2008	12	Purchase	3.2500
Baker Brothers Life Sciences, L.P.	12/22/2008	85	Purchase	3.2500
14159, L.P.	12/22/2008	3	Purchase	3.2500

Page 5 of 7 Pages

Name	Date	Principal
		Amount of	Transaction	Price
		Conv. Notes

Baker / Tisch Investments, L.P.	12/18/2008	18,000	Purchase Senior Conv.	$52.84
Baker Bros. Investments II, L.P.	12/18/2008	1,000	Purchase Senior Conv.	52.84
667, L.P.	12/18/2008	729,000	Purchase Senior Conv.	52.84
Baker Brothers Life Sciences, L.P.	12/18/2008	2,436,000	Purchase Senior Conv.	52.84
14159, L.P.	12/18/2008	66,000	Purchase Senior Conv.	52.84
Baker / Tisch Investments, L.P.	12/19/2008	52,000	Purchase Senior Conv.	52.7583
Baker Bros. Investments II, L.P.	12/19/2008	11,000	Purchase Senior Conv.	52.7583
667, L.P.	12/19/2008	2,383,000	Purchase Senior Conv.	52.7583
Baker Brothers Life Sciences, L.P.	12/19/2008	7,598,000	Purchase Senior Conv.	52.7583
14159, L.P.	12/19/2008	206,000	Purchase Senior Conv.	52.7583
Baker / Tisch Investments, L.P.	12/19/2008	31,000	Purchase Sub. Conv.	51.0342
Baker Bros. Investments II, L.P.	12/19/2008	6,000	Purchase Sub. Conv.	51.0342
667, L.P.	12/19/2008	1,422,000	Purchase Sub. Conv.	51.0342
Baker Brothers Life Sciences, L.P.	12/19/2008	4,534,000	Purchase Sub. Conv.	51.0342
14159, L.P.	12/19/2008	124,000	Purchase Sub. Conv.	51.0342

Page 6 of 7 Pages

Exhibit 4.	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2008

	By:	/s/ Julian C. Baker
Julian C. Baker

	By:	/s/ Felix J. Baker
Felix J. Baker

Page 7 of 7 Pages